Exhibit 99.4

CONSENT OF QUALIFIED PERSON

FILED BY SEDAR

British Columbia Securities Commission (Principal Regulator)

Alberta Securities Commission

Saskatchewan Securities Commission

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

New Brunswick Securities Commission

Nova Scotia Securities Commission

Securities Commission of Newfoundland and Labrador

Registrar of Securities, Prince Edward Island

Registrar of Securities, Northwest Territories

Registrar of Securities, Government of the Yukon Territory

Registrar of Securities, Nunavut

Goldcorp Inc.

Re:	Report Entitled “Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report” that has an effective date of January 26, 2012

Pursuant to Section 8.3 of National Instrument 43-101 Standards of Disclosure for Mineral Projects, I, Jacques Simoneau, P.Geo., Exploration Manager, Éléonore Project, consent to the public filing of the technical report titled “Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report” that has an effective date of January 26, 2012 (the “Technical Report”) by Goldcorp Inc. (“Goldcorp”).

I also consent to any extracts from, or a summary of, the Technical Report in the written disclosure contained in the press release dated February 15, 2012 (the “Press Release”) of Goldcorp.

I certify that I have read the written disclosure contained in the Press Release being filed by Goldcorp and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 30th day of March, 2012.

“Jacques Simoneau” (signed)

Jacques Simoneau, P.Geo.,

Exploration Manager

Éléonore Project

Goldcorp Inc.